CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2013 (the “Form 40-F”), I, Marcelo Antonio Batelochi, P.Geo., MAusIMM (CP), Geologist Consultant, hereby consent to the use of my name in connection with the reference to the mineral reserve estimates for the Ernesto/Pau a Pique Project (for Satellites (Nosde, Japones and Pombinhas)) and the mineral resource estimates for the Ernesto/Pau a Pique Project (for Satellites (Nosde, Japones and Pombinhas)) and the Lavra Velha Project as at December 31, 2013 (the “Estimates”) and to the inclusion of references to and summaries of the Estimates (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.
I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

By:	/s/ Marcelo Antonio Batelochi
Name:	Marcelo Antonio Batelochi, P.Geo., MAusIMM (CP)
Title:	Geologist Consultant

March 28, 2014